02023582

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

UF 7-17-02

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 0 8 2002
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18486

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2001 (MM/DD/YY) AND ENDING January 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLiney and Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 McGee Trafficway
(No. and Street)

Kansas City (City) Missouri (State) 64108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George J McLiney, Jr. (816)221-4042
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver & Martin, LLC
(Name – if individual, state last, first, middle name)

411 Valentine Road, Suite 300 (Address) Kansas City (City) Missouri (State) 64111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 7-18-02

OATH OR AFFIRMATION

I, George J. McLiney, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLiney And Company, as of January 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEIDI EARL
Notary Public – Notary Seal
STATE OF MISSOURI
Clay County
My Commission Expires: May 20, 2002

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: McLiney and Company [13]

SEC FILE NO: 04-6936 [14]

FIRM ID. NO.: 6936 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2800 McGee Trafficway [20]
(No. and Street)

Kansas City [21] Missouri [22] 64108 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 02-01-2001 [24]

AND ENDING (MM/DD/YY): 01-31-2002 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George J. McLiney, Jr. [30]

(Area Code)—Telephone No.: (816)221-4042 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE: [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [X] [40] NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 25 day of April 2002

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER McLiney and Company | N 2 | [100]

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) 01-31-02 [99]
SEC FILE NO. 04-6936 [98]

Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Nonallowable		Total	
1. Cash	$ 1,410,105	200			$ 1,410,105	750
2. Cash segregated in compliance with federal and other regulations	55,449	210			55,449	760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230			0	770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250			0	780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270			0	790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290			0	800
E. Other		300	$	550	0	810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts	168,275	310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590	168,275	820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350	117,700	600	117,700	830
6. Securities purchased under agreements to resell		360		605	0	840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations	203,942	390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER McLiney and Company — as of 01-31-2002

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable		Nonallowable		Total	
E. Stocks and warrants	$ 365,512	410				
F. Options		420				
G. Arbitrage		422				
H. Other securities	409,400	424				
I. Spot commodities		430			$ 978,854	850
8. Securities owned not readily marketable:						
A. At Cost $ 17,620 [130]						
B. At estimated fair value		440	$ 17,620	610	17,620	860
9. Other investments not readily marketable:						
A. At Cost $ [140]						
B. At estimated fair value		450		620	0	870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
A. Exempted securities $ [150]						
B. Other $ [160]		460		630	0	880
11. Secured demand notes-market value of collateral:						
A. Exempted securities $ [170]						
B. Other $ [180]		470		640	0	890
12. Memberships in exchanges:						
A. Owned, at market value $ [190]						
B. Owned at cost				650		
C. Contributed for use of company, at market value				660	0	900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670	0	910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements. At cost (net of accumulated depreciation and amortization)		490	20,033	680	20,033	920
15. Other Assets.						
A. Dividends and interest receivable	13,340	500		690		
B. Free shipments		510		700		
C. Loans and advances		520		710		
D. Miscellaneous		530	555	720	13,895	930
16. TOTAL ASSETS	$ 2,626,023	540	$ 155,908	740	$ 2,781,931	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER McLiney and Company

as of 01-31-2002

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1...]
B. Other	[1040]	[1250]	[1...]
18. Securities sold under repurchase agreements		[1260]	[1...]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[14..]
2. Other	[1060]	[1280]	[15..]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		[15..]
2. Other	[1080]	[1290]	[15..]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[15..]
2. Other	[1095]	[1300]	[154.]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[155.]
2. Other	[1105]	[1310]	[156.]
E. Other	[1110]	[1320]	[157.]
20. Payable to customers:			
A. Securities accounts - including free credits of $ [950]	[1120]		[158.]
B. Commodities accounts	[1130]	[1330]	[159.]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[160.]
B. Commodities accounts	[1150]	[1350]	[161.]
22. Securities sold not yet purchased at market value - including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses.			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	1,626,715 [1170]		1,626,715 [1640]
C. Income taxes payable	12,041 [1180]		12,041 [1650]
D. Deferred income taxes		[1370]	[1660]
E. Accrued expenses and other liabilities	133,868 [1190]		133,868 [1670]
F. Other	[1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

BASIC FILERS ONLY

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER McLiney and Company as of 01-31-2002

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
24. Notes and mortgages payable:						
A. Unsecured	$	1210			$ 0	1690
B. Secured		1211	$	1390	0	1700
25. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings				1400	0	1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of $ [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410	0	1720
C. Pursuant to secured demand note collateral agreements				1420	0	1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ [1010]						
D. Exchange memberships contributed for use of company at market value				1430	0	1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440	0	1750
26. TOTAL LIABILITIES	$ 1,772,624	1230	$ 0	1450	$ 1,772,624	1760

Ownership Equity

	Total	
27. Sole proprietorship	$ 0	1770
28. Partnership-limited partners $ [1020]	0	1780
29. Corporation		
A. Preferred stock	0	1791
B. Common stock	105,090	1792
C. Additional paid-in capital	10,180	1793
D. Retained earnings	1,005,868	1794
E. Total	1,121,138	1795
F. Less capital stock in treasury	(111,831)	1796
30. TOTAL OWNERSHIP EQUITY	$ 1,009,307	1800
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 2,781,931	1810

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

BASIC FILERS ONLY

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER McLiney and Company — as of 01-31-2002

COMPUTATION OF NET CAPITAL

Item	Description	Amount	Code	Amount	Code
1.	Total ownership equity (from Statement of Financial Condition – Item 1800)			$ 1,009,307	3480
2.	Deduct Ownership equity not allowable for net capital			(0)	3490
3.	Total ownership equity qualified for net capital			1,009,307	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0	3520
	B. Other (deductions) or allowable credits (List)			0	3525
5	Total capital and allowable subordinated liabilities			$ 1,009,307	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C)	$ 155,908	3540		
	1. Additional charges for customers' and non-customers' security accounts		3550		
	2. Additional charges for customers' and non-customers' commodity accounts		3560		
	B. Aged fail-to-deliver		3570		
	1. Number of items ____ 3450				
	C. Aged short security differences-less reserve of $ ____ 3460; number of items ____ 3470		3580		
	D. Secured demand note deficiency		3590		
	E. Commodity futures contracts and spot commodities proprietary capital charges		3600		
	F. Other deductions and/or charges	5,000	3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
	H. Total deductions and/or charges			(160,908)	3620
7.	Other additions and/or allowable credits (List)			0	3630
8.	Net Capital before haircuts on securities positions			$ 848,399	3640
9	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments		3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and Investment securities:				
	1. Bankers' acceptances, certificates of deposit and commercial paper		3680		
	2 U.S. and Canadian government obligations		3690		
	3. State and municipal government obligations	9,469	3700		
	4. Corporate obligations		3710		
	5. Stocks and warrants	100,472	3720		
	6. Options		3730		
	7. Arbitrage		3732		
	8. Other securities	28,658	3734		
	D Undue concentration		3650		
	E. Other (list)		3736	(138,599)	3740
10	Net Capital			$ 709,800	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER McLiney and Company — as of 01-31-2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	118,176	37[illegible]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	37[illegible]
13. Net capital requirement (greater of line 11 or 12)	$	118,176	376
14. Excess net capital (line 10 less 13)	$	591,624	377
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	532,538	378

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	1,772,624	379
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		383[illegible]
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))			$		383[illegible]
19. Total aggregate indebtedness			$	1,772,624	3840
20. Percentage of aggregate indebtedness to net capital (line 19 — by line 10)			%	249.74%	3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 — by line 10 less Item 4880 page 11)			%	249.74%	385[illegible]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24. Net capital requirement (greater of line 22 or 23)	$	N/A	3760
25. Excess net capital (line 10 less 24)	$	N/A	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 — by line 17 page 8)	%	N/A	3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 — by line 17 page 8)	%	N/A	3854
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	N/A	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	N/A	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%	N/A	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II—FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER		
McLiney and Company	For the period (MMDDYY) from 02-01-2001 [3932] to 01-31-2002 [3933]	Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in listed equity securities executed on an exchange		$	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter			3937
c. Commissions on listed option transactions			3938
d. All other securities commissions			3939
e. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in over-the-counter equity securities			3941
i. Includes gains or (losses) OTC market making in exchange listed equity securities	[3943]		
b. From trading in debt securities		296,305	3944
c. From market making in options on a national securities exchange			3945
d. From all other trading			3949
e. Total gains or (losses)			3950
3. Gains or losses on firm securities investment accounts			
a. Includes realized gains (losses)	7,748 [4235]		
b. Includes unrealized gains (losses)	(14,045) [4236]		
c. Total realized and unrealized gains (losses)		(6,297)	3952
4. Profits or (losses) from underwriting and selling groups			3955
a. Includes underwriting income from corporate equity securities	[4237]		
5. Margin interest			3960
6. Revenue from sale of investment company shares			3970
7. Fees for account supervision, investment advisory and administrative services		3,056,364	3975
8. Revenue from research services			3980
9. Commodities revenue			3990
10. Other revenue related to securities business			3985
11. Other revenue		81,911	3995
12. Total revenue		$ 3,428,283	4030
EXPENSES			
13. Registered representatives' compensation		$ 599,579	4110
14. Clerical and administrative employees' expenses		119,212	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers		1,098,465	4120
a. Includes interest credited to General and Limited Partners capital accounts	[4130]		
16. Floor brokerage paid to certain brokers (see definition)			4055
17. Commissions and clearance paid to all other brokers (see definition)		466,569	4145
18. Clearance paid to non-brokers (see definition)			4135
19. Communications		21,895	4060
20. Occupancy and equipment costs		15,780	4080
21. Promotional costs		10,706	4150
22. Interest expense		646	4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
23. Losses in error account and bad debts			4170
24. Data processing costs (including service bureau service charges)			4186
25. Non-recurring charges			4190
26. Regulatory fees and expenses			4195
27. Other expenses		987,997	4100
28. Total expenses		$ 3,320,849	4200
NET INCOME			
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)		$ 107,434	4210
30. Provision for Federal income taxes (for parent only)		22,089	4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
32. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
33. Cumulative effect of changes in accounting principles			4225
34. Net income (loss) after Federal income taxes and extraordinary items		$ 85,345	4230
MONTHLY INCOME			
35. Income (current month only) before provision for Federal income taxes and extraordinary items		$ (1,022,411)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER McLiney and Company as of 01-31-2002

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

Exempt under rule 15c-3-3 Section (K)(2)(A)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) .... $ ______ [4340]
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B) .... ______ [4350]
3. Monies payable against customers' securities loaned (see Note C) .... ______ [4360]
4. Customers' securities failed to receive (see Note D) .... ______ [4370]
5. Credit balances in firm accounts which are attributable to principal sales to customers .... ______ [4380]
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days .... ______ [4390]
7. **Market value of short security count differences over 30 calendar days old .... ______ [4400]
8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days .... ______ [4410]
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days .... ______ [4420]
10. Other (List) .... ______ [4425]
11. TOTAL CREDITS .... $ ______ [4430]

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3 .... $ ______ [4440]
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver .... ______ [4450]
14. Failed to deliver of customers' securities not older than 30 calendar days .... ______ [4460]
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F) .... ______ [4465]
16. Other (List) .... ______ [4469]
17. **Aggregate debit items .... $ ______ [4470]
18. **less 3% (for alternative method only — see Rule 15c3-1 (f) (5) (i)) .... (______) [4471]
19. **TOTAL 15c3-3 DEBITS .... $ ______ [4472]

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) .... $ ______ [4480]
21. Excess of total credits over total debits (line 11 less line 19) .... ______ [4490]
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits .... ______ [4500]
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period .... ______ [4510]
24. Amount of deposit (or withdrawal) including $ ______ [4515] value of qualified securities .... ______ [4520]
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ______ [4525] value of qualified securities .... $ ______ [4530]
26. Date of deposit (MMDDYY) .... ______ [4540]

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily ______ [4332] Weekly ______ [4333] Monthly ______ [4334]

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER McLiney and Company **as of** 01-31-02

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... XXX [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $ [4586]
   A. Number of items .... [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ [4588]
   A. Number of items .... [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes [4584] No [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER McLiney and Company **as of** 01-31-2002

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

N/A

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	$ 4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ 4699*

OMIT PENNIES

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER McLiney and Company as of 01-31-2002

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

N/A

1. Net ledger balance:		
A. Cash	$	7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of open option contracts purchased on a contract market		7032
B. Deduct: Market Value of open option contracts granted (sold) on a contract market	( )	7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 4 and 5)		7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:		
A. Cash	$	7070
B. Securities representing investments of customers' funds (at market)		7080
C. Securities held for particular customers or option customers in lieu of cash (at market)		7090
8. Margins on deposit with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' funds (at market)		7110
C. Securities held for particular customers or option customers in lieu of cash (at market		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation (total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER McLiney and Company

For the period (MMDDYY) from 02-01-2001 to 01-31-20(

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capital.

1. **Equity Capital** N/A		
A. Partnership Capital		
1. General Partners	$	4700
2. Limited		4710
3. Undistributed Profits		4720
4. Other (describe below)		4730
5. Sole Proprietorship		4735
B. Corporation Capital		
1. Common Stock		4740
2. Preferred Stock		4750
3. Retained Earnings (Dividends and Other)		4760
4. Other (describe below)		4770
2. **Subordinated Liabilities**		
A. Secured Demand Notes		4780
B. Cash Subordinations		4790
C. Debentures		4800
D. Other (describe below)		4810
3. **Other Anticipated Withdrawals**		
A. Bonuses		4820
B. Voluntary Contributions to Pension or Profit Sharing Plans		4860
C. Other (describe below)		4870
Total	$	

4. **Description of Other**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 943,962
A. Net income (loss)			85,345
B. Additions (Includes non-conforming capital of	$	4262)	
C. Deductions (Includes non-conforming capital of	$	4272)	20,000
2. Balance, end of period (From Item 1800)			$ 1,009,307

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$
A. Increases	
B. Decreases	( )
4. Balance, end of period (From item 3520)	$

OMIT PEN

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER McLiney and Company as of 01-31-02

FINANCIAL AND OPERATIONAL DATA

		Valuation		Number	
1.	Month end total number of stock record breaks unresolved over three business days				
	A. breaks long	$	4890		4900
	B. breaks short	$	4910		4920
2.	Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one)	Yes X	4930	No	4940
	A) If response is negative attach explanation of steps being taken to comply with Rule 17a-13				
3.	Personnel employed at end of reporting period				
	A. Income producing personnel			6	4950
	B. Non-income producing personnel (all other)			1	4960
	C. Total			7	4970
4.	Actual number of tickets executed during current month of reporting period			22	4980
5.	Number of corrected customer confirmations mailed after settlement date			0	4990

		No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
6.	Money differences	5000	$ 5010	5020	$ 5030
7.	Security suspense accounts	5040	$ 5050	5060	$ 5070
8.	Security difference accounts	5080	$ 5090	5100	$ 5110
9.	Commodity suspense accounts	5120	$ 5130	5140	$ 5150
10.	Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge-unresolved amounts over 30 calendar days	5160	$ 5170	5180	$ 5190
11.	Bank account reconciliations-unresolved amounts over 30 calendar days	5200	$ 5210	5220	$ 5230
12.	Open transfers over 40 calendar days not confirmed	5240	$ 5250	5260	$ 5270
13.	Transactions in reorganization accounts-over 60 calendar days	5280	$ 5290	5300	$ 5310
14.	Total	5320	$ 5330	5340	$ 5350

		No. of Items	Ledger Amount	Market Value
15.	Failed to deliver 5 business days or longer (21 business days or longer in the case of Municipal Securities)	5360	$ 5361	$ 5362
16.	Failed to receive 5 business days or longer (21 business days or longer in the case of Municipal Securities)	5363	$ 5364	$ 5365

17.	Security concentrations (See instructions in Part I)		
	A. Proprietary positions	$	5370
	B. Customers' accounts under Rule 15c3-3	$	5374
18.	Total of personal capital borrowings due within six months	$	5378
19.	Maximum haircuts on underwriting commitments during the period	$	5380
20.	Planned capital expenditures for business expansion during next six months	$	5382
21.	Liabilities of other individuals or organizations guaranteed by respondent	$	5384
22.	Lease and rentals payable within one year	$ 16,365	5386
23.	Aggregate lease and rental commitments payable for entire term of the lease		
	A. Gross	$ 20,505	5388
	B. Net	$	5390

OMIT PENNIES

McLiney and Company

Financial Statements

January 31, 2002

WEAVER & MARTIN

Board of Directors
McLiney and Company

Independent Auditor's Report

We have audited the accompanying balance sheet of McLiney and Company as of January 31, 2002 and the related statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McLiney and Company as of January 31, 2002 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Form X-17a-5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver & Martin

March 19, 2002

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

McLiney & Company
Balance Sheet
January 31, 2002

Assets		
Current assets:		
Cash	$	1,410,105
Cash, segregated customer account		55,449
Receivables-		
Customers		168,275
Interest		13,340
Securities owned		978,855
Prepaid expense		555
Total current assets		2,626,579
Furniture and equipment		112,158
Accumulated depreciation		(92,126)
		20,032
Notes receivable & other assets		135,320
	$	2,781,931
Liabilities & Shareholders' Equity		
Current liabilities:		
Accounts payable	$	1,626,715
Accrued liabilities		133,868
Accrued Income taxes		12,041
Total current liabilities		1,772,624
Commitments:		
Shareholders' equity:		
Common stock-		
Class A, voting, $1 par value, 200,000 shares authorized, 100,000 shares issued and outstanding		100,000
Class B, voting, $1 par value, 15,000 shares authorized, 5,090 issued and outstanding		5,090
Additional paid-in capital		10,180
Accumulated other comprehensive income		35,915
Retained earnings		969,953
		1,121,138
Less treasury stock at cost (9,178 in 2002 and 7,480 in 2001 shares A and 3,916 in 2001 and 3,622 in 2001 shares B)		(111,831)
Total shareholders' equity		1,009,307
	$	2,781,931

See notes to financial statements.

McLiney & Company
Statement Of Income and Comprehensive Income
Year Ended January 31, 2002

Underwriting, trading and fees	$ 3,353,656
Other operating income (expense):	
Interest income, municipal bonds	13,524
Interest and other income	65,648
Interest expense	(646)
	78,526
Operating expenses	3,320,204
Income before provision for income taxes	111,978
Provision for income taxes	22,089
Net income	89,889
Other comprehensive income:	
Unrealized losses on securities	(4,544)
Comprehensive income	$ 85,345

See notes to financial statements.

McLiney & Company
Statement Of Shareholders' Equity
Year Ended January 31, 2002

	Balance 1/31/01	Income	Purchase Of Treasury Stock	Balance 1/31/02
Common stock A & B	$ 105,090	$ --	$ --	$ 105,090
Paid-in capital	10,180	--	--	10,180
Retained earnings	880,064	89,889	--	969,953
Other comprehensive income	40,459	(4,544)	--	35,915
Treasury stock	(91,831)	--	(20,000)	(111,831)
Total equity	$ 943,962	$ 85,346	$ (20,000)	$ 1,009,308

See notes to financial statements.

McLiney & Company
Statement Of Cash Flows
Year Ended January 31, 2002

Operating activities:		
Net income	$	89,889
Adjustments to reconcile net income to cash flows from operating activities:		
Depreciation		3,970
Unrealized losses on securities		(4,544)
Change in assets and liabilities-		
Receivables		(150,090)
Securities owned		(734,628)
Prepaid expense and other		2,048
Other assets		4,179
Accounts payable		1,110,461
Accrued liabilities		61,621
Accrued income taxes		2,604
Cash provided by operating activities		385,510
Financing activities:		
Notes payable,net		124,561
Transactions in treasury stock		(20,000)
Cash provided by financing activities		104,561
Increase in cash		490,071
Cash, beginning of year		975,483
Cash, end of year	$	1,465,554
Supplemental cash flow information:		
Interest paid	$	646
Income taxes paid		9,570

See notes to financial statements.

McLiney and Company
Notes to Financial Statements
January 31, 2002

1. Summary of Significant Accounting Policies

Nature of Operations:
The company is a broker-dealer, principally in securities of Municipalities. Although the revenues and receivables are concentrated in the same geographic region, management does not believe significant credit risk exists.

Uses of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Furniture and Equipment:
Depreciation is calculated on straight-line and accelerated methods using estimated useful lives of five to ten years.

Securities:
Securities are valued at market and consisted principally of municipal government obligations and marketable securities. The transactions are recorded at the settlement date. As of January 31, 2002, approximately $36,000 of unrealized gains are included in the value of securities owned.

Cash Equivalents:
The Company's cash equivalents consist principally of cash and money market accounts with high quality financial institutions. The investment policy limits the amount of credit exposure of any one financial institution.

2. Note payable

The Company has a $5,000,000 line of credit with a bank secured by securities inventory and a personal guarantee of the majority shareholder. Interest is payable monthly at the prime rate. On January 31, 2002 the prime rate was 4.75% and fluctuated between 4.75% and 9.00% during the year then ended. As of January 31, 2002 no funds had been borrowed against the line.

3. **Net Capital Requirements and SIPC Assessment**

The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At January 31, 2002, the Company had a net capital ratio of 2.49 to 1.

The annual general assessment reconciliation form (SIPC-7) was waived by the Securities Investor Protection Corporation for the year ended January 31, 2002.

The Company is not required to maintain a special reserve bank account for the exclusive benefit of customers.

4. **Pension Plan**

The Company has a Savings Incentive Match Plan for Employees (SIMPLE) covering all employees. The Company will match employee contributions up to 3% of compensation. Amounts contributed in fiscal 2002 were approximately $26,000.

5. **Income Taxes**

The difference between the statutory tax rate and the effective tax rate results from the surtax exemption, municipal interest income and depreciation.

6. **Commitments**

At January 31, 2002, the Company had entered into when-issued purchase commitments at market for municipal obligations of $3,630,000 and corresponding when-issued sale commitments of $1,490,000.

The Company rents office space under a five-year lease. Rent payments for the year ended January 31, 2002 totaled approximately $15,780. Minimum lease payments are $20,505 for fiscal 2003; and $4,140 for fiscal 2004.

7. **Related Party Transactions**

During fiscal 2002, there were demand notes receivable from shareholders with an interest rate of 6%. There also was an investment in a Limited Liability Company whose members included shareholders.

Included in notes receivable at January 31, 2001 was a $117, 700 real estate mortgage with an entity composed of shareholders. The note is collateralized by property with interest only payments of 7% due annually. Principal is due December 31, 2006.

McLiney & Company
Statement Of Reconciliation Of Statement Of Financial Position
January 31, 2002

	* As Originally Reported (Part II) (Unaudited)	Adjustments Add (Deduct)		Amount As Adjusted (Audited)
1. Cash	$ 1,409,580	$ 525	1	$ 1,410,105
2. Cash segregated with regulations	55,449			55,449
4. Receivable from customers	168,275			168,275
5. Receivables from non-customers				
B. Partly secured & unsecured	117,700			117,700
7. Securities owned, at market				
C. State and municipal	203,942			203,942
E. Stock and warrants	365,512			365,512
H. Other securities	409,400			409,400
8 Securities owned not readily marketable	20,199	(2,579)	2	17,620
1 Furniture and equipment, net	21,217	(1,184)	3	20,033
1 Other assets				
A. Dividends and interest receivable	13,340			13,340
D. Miscellaneous	4,528	(3,973)	4	555
1 Total assets	$ 2,789,142	$ (7,211)		$ 2,781,931
Total assets - allowable	$ 2,625,498	$ 525		$ 2,626,023
Total assets - nonallowable	163,644	(7,736)		155,908
Total assets	$ 2,789,142	$ (7,211)		$ 2,781,931
2 B. Accounts payable	$ --	$ 1,626,715	7	$ 1,626,715
C. Income taxes payable	2,264	9,777	5	12,041
E. Accrued expenses	1,752,886	(1,619,018)	6,7	133,868
2 Total liabilities	1,755,150	17,474		1,772,624
2 B. Common stock	105,090			105,090
C. Additional paid-in capital	10,180			10,180
D. Retained earnings	1,030,553	(24,685)	1-7	1,005,868
E. Total	1,145,823	(24,685)		1,121,138
F. Treasury stock	(111,831)			(111,831)
3 Total ownership equity	1,033,992	(24,685)		1,009,307
3 Total liabilities and ownership equity	$ 2,789,142	$ (7,211)		$ 2,781,931

*** - Refers to the most recent unaudited page 1 to 4, part II of form X 17a-5 filed by McLiney and Company as of January 31, 2002**

Explanation of adjustments

1. Year end adjustment of cash	$525
2. Year end adjustment of investments	2,579
3. Year end adjustment of equipment and depreciation	1,184
4. Year end adjustment prepaid expense	3,973
5. Year-end adjustment income taxes	9,777
6. Year-end adjustment accrued expenses	7,697
7. Year-end reclass	1,626,715

McLiney & Company
Reconciliation Of Net Capital Under Rule 15c3-1 Pursuant To Rule 17a-5(d)(4)
January 31, 2002

	* As Originally Reported (Part II) (Unaudited)	Adjustments Add (Deduct)		Amount As Adjusted (Audited)
1. Total ownership equity	$ 1,033,992	$ (24,685)	1	$ 1,009,307
3. Total ownership equity qualified for net capital	1,033,992	(24,685)	1	1,009,307
5. Total capital and allowable subordinated liabilities	1,033,992	(24,685)	1	1,009,307
6. Deductions and/or charges				
A. Total non allowable assets	163,644	(7,736)	2	155,908
F. Other deductions	5,000			5,000
H. Total deductions	168,644	(7,736)	2	160,908
8. Net capital before haircuts	865,348	(16,949)	1,2	848,399
9. Haircuts on securities				
C.3 State and municipal government obligations	9,469			9,469
C.5 Stocks and warrants	100,472			100,472
C.8.Other securities	28,658			28,658
1 Net Capital	726,749	(16,949)	1,2	709,800
1 Minimum net capital required	117,010	1,166	3	118,176
1 Minimum dollar net capital	100,000			100,000
1 Net capital requirement	117,010	1,166	3	118,176
1 Excess net capital	609,739	18,115	3	591,624
1 Excess net capital at 1,000%	551,234			532,538
1 Total A.I. liabilities	1,755,150	(17,474)	3	1,772,624
1 Total aggregate indebtedness	1,755,150	(17,474)	3	1,772,624
2 Percent of aggregate indebtedness	241.51%			249.74%

*** - Refers to the most recent unaudited page 1 to 4, part II of form X 17a-5 filed by McLiney and Company as of January 31, 2002**

Explanation of adjustments

1. Net effect of year end adjustments on retained earnings ($24,685)
2. Year-end adjustments and accruals - non-allowable assets 7,736
3. Calculation difference

McLiney & Company
Statement Of Reconciliation Of Computation For Determination Of The Reserve Requirements Under Rule 15c3-3 Pursuant To Rule 17a-5(d)(4)
January 31, 2002

Exempt under rule 15c3-3, Section (K)(2)(A)

McLiney & Company
Statement Pursuant To Rule 17a-5(d)(4)
January 31, 2002

There were no material differences between the most recent unaudited report Form X-17A-5, Part II filed by McLiney and Company and the enclosed audited Form X-17A-5, Part II.

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements of McLiney and Company for the year ending January 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by McLiney and Company that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governments of the Federal Reserve System.

The management of McLiney and Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors and irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no such matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the N.A.S.D., Inc., and any other regulatory agencies who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Weaver & Martin

March 19, 2002